VANGUARD NATURAL RESOURCES, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

September 2, 2015

VIA EDGAR

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vanguard Natural Resources, LLC Registration Statement on Form S-4 (as amended)
File No. 333-204982

Dear Mr. Schwall:

On behalf of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 10:00 a.m., Washington, D.C. time, on September 3, 2015, or as soon as practicable thereafter. As requested by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”), the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VANGUARD NATURAL RESOURCES, LLC

By: /s/ Scott W. Smith
Name: Scott W. Smith
Title: President and Chief Executive Officer